Special Meeting of Shareholders

A special meeting of shareholders of the VT Growth Fund of the WM
Variable Trust was convened on October 27, 2005, at which shareholders approved the following:

A sub-advisory agreement for the Fund among the Fund, the Advisor and Salomon Brothers Asset Management, Inc.

			      Affirmative	 Against	Abstained	Total

Voted Shares		15,503,479	 1,115,968	1,118,972	17,738,419
% of Outstanding Shares	86.953%	 6.259%     6.277%	99.489%
% of Shares Voted		87.401%	 6.291%	6.308%	100.000%

To approve a policy allowing the Board of Trustees and the Advisor to appoint sub-advisors and to approve amendments to sub-advisory agreements without shareholder approval.

			       Affirmative  Against	 Abstained   Total

Voted Shares		 14,607,777	  2,138,246    992,396   17,738,419
% of Outstanding Shares	 81.930%	  11.993%      5.566%	 99.489%
% of Shares Voted		 82.351%	  12.054%	   5.595%	 100.000%